Filed by Virgin Group Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: April 8, 2022

The following are social media posts posted on April 7, 2022:

Link: https://twitter.com/richardbranson/status/1512393886899003400

Link: https://twitter.com/Virgin/status/1512143747315912708

Additional Information and Where to Find It
In connection with the proposed business combination, Virgin Group Acquisition Corp. II (“VGII”) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022 (as amended on March 10, 2022), a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGII, and after the registration statement is declared effective, VGII will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGII’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove, VGII and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGII as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination will be set forth in VGII’s registration statement on Form S-4, including a proxy statement/prospectus, which VGII filed with the SEC on January 18, 2022 (as amended on March 10, 2022). Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGII, which will include the proxy statement / prospectus of VGII for the proposed business combination.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.